UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Biomea Fusion, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09077A106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 09077A106

1.	Names of Reporting Persons. Rainer M. Erdtmann
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 141,567
	6.	Shared Voting Power 4,846,132
	7.	Sole Dispositive Power 141,567
	8.	Shared Dispositive Power 4,846,132

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,987,699 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 17.1% (2)
12.	Type of Reporting Person IN

(1)

Consists of (i) 76,059 shares of Common Stock held directly by Rainer M. Erdtmann, (ii) 65,508 shares of Common Stock issuable within 60 days after December 31, 2021 upon the exercise of options held directly by Rainer M. Erdtmann, (iii) 228,470 shares of Common Stock held directly by Point Sur Investors Fund I, L.P. (“Point Sur Investors Fund”), (iv) 252,320 shares of Common Stock held directly by Point Sur Investors, LLC (“Point Sur LLC”) and (v) 4,365,342 shares of Common Stock held directly by Biomea Health, LLC. Point Sur LLC is the General Partner of Point Sur Investors Fund. Thomas Butler and Rainer M. Erdtmann are the managing members of Point Sur LLC and Biomea Health, LLC. As such, Mr. Butler and Mr. Erdtmann have shared voting and dispositive power over the securities held by Point Sur Investors Fund, Point Sur LLC and Biomea Health, LLC.

(2)

Percentage ownership is based on (i) 29,115,421 shares of Common Stock outstanding as of December 31, 2021 and (ii) 65,508 shares of Common Stock issuable within 60 days after December 31, 2021 upon the exercise of options held directly by Rainer M. Erdtmann, which have been added to the Common Stock reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

13G

CUSIP No. 09077A106

1.	Names of Reporting Persons. Biomea Health, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,365,342
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,365,342
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,365,342
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 15.0% (1)
12.	Type of Reporting Person PN

(1)	Percentage ownership is based on 29,115,421 shares of Common Stock outstanding as of December 31, 2021.

13G

CUSIP No. 09077A106

1.	Names of Reporting Persons. Point Sur Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 480,790
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 480,790
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 480,790 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.7% (2)
12.	Type of Reporting Person PN

(1)

Consists of (i) 228,470 shares of Common Stock held directly by Point Sur Investors Fund I, L.P. (“Point Sur Investors Fund”) and (ii) 252,320 shares of Common Stock held directly by Point Sur Investors, LLC (“Point Sur LLC”). Point Sur LLC is the General Partner of Point Sur Investors Fund and as such, has voting and dispositive power over the securities held by Point Sur Investors Fund.

(2)	Percentage ownership is based on 29,115,421 shares of Common Stock outstanding as of December 31, 2021.

13G

CUSIP No. 09077A106

1.	Names of Reporting Persons. Point Sur Investors Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 228,470
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 228,470
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 228,470
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.8% (1)
12.	Type of Reporting Person PN

(1)	Percentage ownership is based on 29,115,421 shares of Common Stock outstanding as of December 31, 2021.

CUSIP No. 09077A106

ITEM 1.

(a) Name of Issuer: Biomea Fusion, Inc.

(b) Address of Issuer’s Principal Executive Offices:	900 Middlefield Road, 4th Floor
Redwood City, CA 94063

ITEM 2.

(a) Name of Person Filing:

Rainer M. Erdtmann

Biomea Health, LLC

Point Sur Investors, LLC

Point Sur Investors Fund I, L.P.

(b) Address of Principal Business Office, or if None, Residence:

Rainer M. Erdtmann	c/o Biomea Fusion, Inc. 900 Middlefield Road, 4th Floor Redwood City, CA 94063
Biomea Health, LLC	c/o Biomea Fusion, Inc. 900 Middlefield Road, 4th Floor Redwood City, CA 94063
Point Sur Investors, LLC	1073 Arlington Blvd. El Cerrito, CA 94530
Point Sur Investors Fund I, L.P.	1073 Arlington Blvd. El Cerrito, CA 94530

(c) Citizenship:

Rainer M. Erdtmann	United States of America
Biomea Health, LLC	Delaware
Point Sur Investors, LLC	Delaware
Point Sur Investors Fund I, L.P.	Delaware

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 09077A106

ITEM  3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a— 8);
(e)	☐	An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Rainer M. Erdtmann	Not applicable
Biomea Health, LLC	Not applicable
Point Sur Investors, LLC	Not applicable
Point Sur Investors Fund I, L.P.	Not applicable

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

The information set forth in Row 9 of the cover tables to this Schedule 13G is incorporated by reference with respect to each Reporting Person.

(b) Percent of class:

The information set forth in Row 11 of the cover tables to this Schedule 13G is incorporated by reference with respect to each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

The information set forth in Row 5 of the cover tables to this Schedule 13G is incorporated by reference with respect to each Reporting Person.

(ii) Shared power to vote or to direct the vote

The information set forth in Row 6 of the cover tables to this Schedule 13G is incorporated by reference with respect to each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

The information set forth in Row 7 of the cover tables to this Schedule 13G is incorporated by reference with respect to each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

The information set forth in Row 8 of the cover tables to this Schedule 13G is incorporated by reference with respect to each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM  7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

RAINER M. ERDTMANN

By:	/s/ Rainer M. Erdtmann

BIOMEA HEALTH, LLC

By:	/s/ Rainer M. Erdtmann
Name:	Rainer M. Erdtmann
Title:	Authorized Signatory

POINT SUR INVESTORS FUND, LLC

By:	/s/ Rainer M. Erdtmann
Name:	Rainer M. Erdtmann
Title:	Authorized Signatory

POINT SUR INVESTORS FUND I, L.P.

By:	/s/ Rainer M. Erdtmann
Name:	Rainer M. Erdtmann
Title:	Authorized Signatory

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 11, 2022

RAINER M. ERDTMANN

By:	/s/Rainer M. Erdtmann

BIOMEA HEALTH, LLC

By:	/s/ Rainer M. Erdtmann
Name:	Rainer M. Erdtmann
Title:	Authorized Signatory

POINT SUR INVESTORS FUND, LLC

By:	/s/ Rainer M. Erdtmann
Name:	Rainer M. Erdtmann
Title:	Authorized Signatory

POINT SUR INVESTORS FUND I, L.P.

By:	/s/ Rainer M. Erdtmann
Name:	Rainer M. Erdtmann
Title:	Authorized Signatory